SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated July 29, 2008.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI EXPANDS Q3 2008 NET EARNINGS FROM CONTINUING OPERATIONS BY 28%
FUELED BY GROWTH IN REVENUE AND BOOKINGS

Q3 2008 year-over-year highlights from continuing operations:
•	Revenue of $950.5 million, up 6.5% on a constant currency basis;
•	Earnings before taxes of $106.0 million, up 10.1%;
•	Net earnings of $81.7 million, up 27.7%;
•	Net earnings margin of 8.6%, up from 7.0%;
•	Diluted EPS of 25 cents, up 31.6%;
•	Cash generated from operating activities in Q3 2008 of $106.3 million;
•	Investments of $109.3 million in share repurchases and net debt reduction;
•	Bookings of $1.01 billion, up 25%.

Note to Reader: Q3 F2008 MD&A, financial statements and accompanying notes may each be found at www.cgi.com and have been filed with both Sedar in Canada and Edgar in the U.S.

Montreal, Quebec, July 29, 2008 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2008 third quarter revenue today of $950.5 million which excludes $19.8 million of revenue from discontinued operations. Year-over-year revenue growth on a constant currency basis was 6.5%. Relative to the same year ago period, foreign exchange fluctuations negatively impacted the Company’s revenue by $23.3 million, or 2.5% of revenue.

Earnings before taxes from continuing operations were $106.0 million or 11.2% of revenue representing an improvement of 10.1% compared with $96.3 million in the third quarter of 2007.

Net earnings from continuing operations in Q3 2008 were $81.7 million or 8.6% of revenue compared with $64.0 million or 7.0% of revenue in the same quarter last year. This represents a 27.7% year-over-year increase.

Diluted earnings per share from continuing operations in the third quarter were 25 cents. This compares with 19 cents in the same period last year.

Net earnings from continuing operations in Q3 included $10.8 million which was previously provisioned for income taxes and is no longer required. Excluding this, the net earnings margin from continuing operations was 7.5% and diluted EPS from continuing operations was 22 cents per share.

The Company generated $106.3 million in cash from its continuing operating activities, or 11.2% of revenue.

In millions of Canadian dollars except when noted
Figures presented are from continuing operations	Q3 F2008	Q3 F2007	Nine months ended June 30, 2008	Nine months ended June 30, 2007
Revenue	$950.5	$914.0	$2,777	$2,730
Adjusted EBIT Margin	$111.0 11.7%	$103.8 11.4%	$324.8 11.7%	$304.5 11.2%
Earnings before taxes (EBT) Margin	$106.0 11.2%	$96.3 10.5%	$306.2 11.0%	$253.6 9.3%
Net earnings	$81.7	$64.0	$222.7	$169.6
Margin	8.6%	7.0%	8.0%	6.8%
Earnings per share (diluted) – in $	$0.25	$0.19	$0.68	$0.55
Weighted average number of outstanding shares (diluted)	320,745,197	335,529,373	325,850,193	333,414,858
Interest on long-term debt	$6.4	$9.4	$20.9	$33.5
Net debt to capitalization ratio	15.6%	17.7%	15.6%	17.7%
Days of sales outstanding (DSO)	48	42	48	42
Bookings	$1,005	$807	$3,216	$2,435

During the quarter, the Company booked $1.01 billion in new contract wins, extensions and renewals, resulting in a book-to-bill of 104% in the quarter. After nine months of fiscal 2008, the Company has reached booking levels of more than $3.2 billion, equivalent to the total bookings realized in fiscal 2007. Backlog at the end of Q3 stood at $12.03 billion or 3.1 times annual revenue.

“Our focus on fundamentals and on the execution of our profitable growth business plan continues to yield positive results for all stakeholders,” said Michael E. Roach, President and Chief Executive Officer. “We are in pursuit of numerous opportunities in our targeted geographies and verticals which will contribute to profitable growth and the global expansion of CGI.”

The Company continues to enhance its financial flexibility by investing in its Build and Buy profitable growth strategy, share buy backs and debt reduction. As part of its Normal Course Issuer Bid, the Company repurchased for cancellation 9.0 million subordinate class A shares during the third quarter for a total investment of $97.8 million. After nine months, more than 16.7 million shares have been repurchased and cancelled representing an investment of $181.6 million.

In addition, long-term debt decreased by $11.5 million during the quarter. At the end of June 2008, net debt was reduced to $369.9 million, improving the Company’s net debt to capitalization ratio to 15.6%.

Subsequent Event
On July 21, 2008, the Company announced the divestiture of a Canadian business process unit providing claims adjustment and risk management services to the Canadian property and casualty (P&C) insurance industry. With approximately $70 million in annual revenue, the transaction is expected to close in early August 2008.

This business unit had been reclassified as discontinued operations, and the Company’s results include a net impairment of $3.0 million taken during the quarter, bringing diluted EPS on a GAAP-basis to 24 cents. The results of this operation have been removed from both the Q3-2008 results as well as CGI’s historical figures in order to accurately reflect the comparative performance of our continuing operations.

Third Quarter F2008 Results Conference Call
Management will host a conference call to discuss results at 8:00 a.m. Eastern time this morning. Participants may access the call by dialing 1-866-225-0198 or on the Web at www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 27,000 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.8 billion and at June 30th, 2008, CGI's order backlog was $12.03 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

For more information:

Lorne Gorber
Vice-President
Global Communications and Investor Relations
514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: July 29, 2008	By /s/ David G. Masse
Name: David G. Masse Title: Assistant Corporate Secretary